Law Offices of Joseph L. Pittera
2214 Torrance Boulevard
Suite 101
Torrance, California 90501
Telephone (310) 328-3588
Facsimile (310) 328-3063
E-mail: evlam2000@aol.com

November 20, 2008

Era Anagnosti
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	CRC Crystal Research Corporation File No.: 333-151309

Dear Ms. Anagnosti:

CRC Crystal Research Corporation has reviewed the Commission’s comment letter dated November 14, 2008 and has made the following changes in response to the letter:

Comment 1	In response to Comment 1, the Company has added the following language:

On September 24, 2008 the Company entered into a stock purchase agreement with Connor & Kirk Capital, LLC for purposes of raising capital and the agreement will become effective upon the effectiveness of the registration statement.

Comment 2	In response to Comment 2, the Company has responded as follows:

(2)     The 2,394,605 common shares being registered were issued as a result of a combination of exemptions pursuant to the Securities Act of 1933.The Company contemplated a Regulation D, Rule 504 offering but never actually began it.  The Company however did a Regulation D, Rule 505 offering for debt which was later converted to common stock of the Company.  Specifically the Company raised only $85,000 in the offering and none of the funds raised was from an affiliate.  The Company has also issued common stock for services totaling $245,750, and the shares issued pursuant to these services was issued under Section 4(2), and Section 4(2), Rule 701.  Under Section 4(2), Rule 701 shares were issued for services, specifically for accounting, bookkeeping, consulting, and legal services.  Under Section 4(2) the Company sold shares to individuals capable of bearing the risk of loss of their investments, so called sophisticated investors of which the Company raised approximately $258,872.    None of the shares issued possess any registration rights.  The Company entered into these various transactions in order to raise funds sufficient to maintain Company operations and for continuing research and development.

Comment 3	In response to Comment 3, the Company responds as follows:

There are no material relationships between any selling security holder and the company, or any of its affiliates.

November 20, 2008
SEC Response Letter

Comment 4	In response to Comment 4 we have added the following language:

The Company did not cause the paper written by Antonio C. Pastor to be written for the Company’s benefit, not did the Company sponsor or pay for the paper.

Comment 5	The Company has added the following language to address this comment:

The benefits from the patented technologies are many and most are as disclosed in the patents themselves. Lower production costs, unlimited applicable crystal product size, low to no built in stress, longer life time, optical and other optimization for better signal to noise ratio.  A list of the benefits follows:

Advanced crystal grower design

Enhanced and optimized crystal growth rates ; introduction of  new purification methods; direct production of crystal plates of any applicable size; over 90% yield regardless of size or shape;  almost indefinite lifetime of crystal products.

Long  life oil well logging assemblies:

Lower production cost; enhanced energy detection; enhanced energy resolution; enhanced signal-to-noise ratio; possibility of life time warranty.

CRC Oil Well Logging/MWD Assembly Advantages:

Long life -- minimum 5 years expected; lower cost; better shock resistance through stronger crystal and multiple shock isolation; higher light output; improved energy resolution; improved temperature and magnetic shielding.

Enhancement of the Current Energy Exploration Tools:

Smaller CRC Crystal for same signal; enhanced depth penetration; enhanced depth resolution; multi million dollar savings per well through small diameter drill hole.

Long Life Gamma Camera Plate Assemblies With Improved Reflector System:

Enhanced energy detection; Lower production cost; enhanced energy resolution; enhanced spatial resolution; life time warranty.

Modular Gamma Camera Plate Assemblies:

Modular; Multi-Crystal or Individual Crystal; Enhanced Energy Resolution; Enhanced Energy Detection; Enhanced Spatial Resolution.

CRC Gamma Camera Plate Assembly  Advantages:

Simple Fabrication Procedure; Long Life; Improved  Spatial Resolution; Improved Energy Resolution; Lower Cost; Plate Size not Limited by Crystal Growth Process Limitations; Light Weight Gamma Camera Plate Assembly.

Superior Performance Subassembly for Scintillation Detection and Detectors Employing the Same:

Modular; Enhanced Energy Resolution; Enhanced Energy Detection; Light Output Self-Focusing Capabilities; Enhanced Signal-to-Noise Ratio.

November 20, 2008
SEC Response Letter

Comment 5	- continued

Continuous Crystal Growth Process and Apparatus:

Improvement of the Current Crystal Growth Process; Opening of New Frontiers; Higher Crystal Quality; Lower Production Cost; No Size Limitations; In-House Constructed Crystal Growth Hardware.

CRC Approach to Product Improvement:

Optimize Light Output by:

Minimize light absorption by using low absorption crystals and minimize optical path of photons.  Maximize light reflection. Minimize reflection loss. Light guide principle application. Apply Better Seal: Glass-to-metal seal and moisture traps.  Use Superior Crystalline Material.  Direct and Focus Output Light.  Minimize Housing Absorption.

Comment 6	The Company has made the following changes with respect to this comment:

Results of Operations for the year ended December 31, 2007

For the twelve months ended December 31, 2007, the Company reported a net loss of $63,206, or $0.01 per share compared with a net loss of $130,799, or $0.02 per share for the twelve months ended December 31, 2006.

General and Administrative:  General and administrative expenses increased to $29,443 for the twelve months ended December 31, 2007 compared to $18,146 for the same period in 2006.  This increase was primarily due to an increase in expenses related to secure financing for future operations.

Professional Fees:  Professional Fees expenses increased to $33,763 for the twelve months ended December 31, 2007 compared to $13,722 for the same period in 2006.  The increase is primarily related to an increase in the use of marketing consultants during 2007.

Impairment of Manufacturing Equipment:  Impairment of Manufacturing Equipment expense decreased to $0 for the twelve months ended December 31, 2007 compared to $98,931 for the same period in 2006. This was due to an impairment of manufacturing equipment during 2006.  See Note 2, “Summary of Significant Accounting Practices” in the notes to audited financial statement.

Depreciation and Amortization Expense:  Depreciation and amortization expenses decreased to zero for the twelve months ended December 31, 2007 compared to $2,141 for the same period in 2006 because the Company assets were fully depreciated or impaired at December 31, 2006.

Comment 7	The Company has added the purchase agreement as exhibit 10.4 and the following:

We do not have any debt or long-term commitments and believe we can maintain our current level of operations through shareholder loans for the next couple of years; however, this level of financing is insufficient to produce revenue generating products.  We need to raise a minimum of $500,000 to have the ability to produce revenue generating products.  We continue to seek financing, but there are no guarantees that we will be able to do so.  On September 24, 2008, the Company entered into a stock purchase agreement with Connor & Kirk Capital, LLC, for a minimum of $3,000,000 to be paid over six months.  The minimum stock price pursuant to the agreement is $0.55 per share.  The total amount of common shares allocated for this transaction are 5,454,545 common shares.  The Stock-Purchase Agreement will become effective when the Company’s registration statement has become effective  and when the Company’s shares are approved for trading.  The shares to be issued to Connor & Kirk Capital will not be issued pursuant to a registration statement but will be issued pursuant to a private placement.The Company has received a pre-approval for trading from FINRA subject to SEC approval of the S-1 Registration Statement.

November 20, 2008
SEC Response Letter

Comment 8
The Company has answered this comment by stating that: The shares to be issued to Connor & Kirk Capital will not be issued pursuant to a registration statement but will be issued pursuant to a private placement.

Comment 9
The Company has added the following language to respond to this comment: Stock-Purchase Agreement will become effective when the Company’s registration statement has become effective and when the Company’s shares are approved for trading.

Comment 10	The Company has added the following risk disclosure:

Our issuance of additional common stock to raise funds for expansion would dilute your proportionate ownership and voting rights and could have a negative impact on the market price of our common stock.

On September 24, 2008, the Company entered into a stock purchase agreement with Connor & Kirk Capital, LLC, for a minimum of $3,000,000 to be paid over six months.  The minimum stock price pursuant to the agreement is $0.55 per share.  The total amount of common shares allocated for this transaction are 5,454,545 common shares.  The Stock-Purchase Agreement will become effective when the Company’s registration statement has become effective and when the Company’s shares are approved for trading.  Should all 5,454,545 common shares be issued pursuant to the Agreement with Connor & Kirk Capital, LLC, then shareholders will face an immediate dilution in the value of their existing shareholdings.

Comment 11	In response to this comment the Company has changed the Summary Compensation Table in the following manner:

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards		Option Awards		Non-equity Incentive plan Compensation	Change in pension value and nonqualified Deferred compensation earnings	All other compensation	Total
		$	$	$		$		$	$	$	$
Kiril A.	2007	0	0	5,500	(1)	0		0	0	0	5,500
Pandelisev	2006	0	0	232,000	(2)	101,175	(3)	0	0	0	333,175
CEO

Charles	2007	0	0	0		0		0	0	0	0
Searock	2006	0	0	0		0		0	0	0	0
President

Don Meyers	2007	0	0	0		0		0	0	0	0
CFO	2006	0	0	0		0		0	0	0	0

Dr. Don	2007	0	0	0		0		0	0	0	0
Jackson	2006	0	0	0		0		0	0	0	0
Director

Alexander	2007	0	0	0		0		0	0	0	0
Ostrogorsky	2006	0	0	0		0		0	0	0	0
Director

Dr. Shariar	2007	0	0	0		0		0	0	0	0
Motakef	2006	0	0	0		0		0	0	0	0
Director

		0	0	237,500		101,175				0	338,675

(1)  Dr. Kiril Pandelisev received  110,000 restricted shares for 2007  at the price of $0.05 per share.

November 20, 2008
SEC Response Letter

Comment 11	- continued

The Company has also changed the Director Compensation Table as well:

DIRECTOR COMPENSATION

Name	Fees Earned	Stock	Option	Non-Equity	Change In	All	Total
and	Paid In Cash	Awards	Awards	Incentive	Pension Value	Other
Principal				Plan	And Nonqua-	Compensation
Position				Compensation	Lified Deferred
					Compensation
					Earnings
	$	$	$	$	$	$	$

Kiril A.	170,000	5,500	0	0	0	0	$175,500
Pandelisev,
CEO

Charles J.	130,000	5,500	0	0	0	0	$135,500
Searock President

Don Meyers	120,000	0		0	0	0	$120,000
CFO

Dr. Don	0	5,500	0	0	0	0	$5,500
Jackson
Director

Alexander	0	5,500	0	0	0	0	$5,500
Ostrogorsky
Director

Dr. Shariar	0	5,500	0	0	0	0	$5,500
Motakef Director

Comment 12	The Company has included the interim financial statements for the quarter ended September 30, 2008.

Comment 13	In response to this comment the Company has added the following:

The 2,394,605 common shares being registered were issued as a result of a combination of  exemptions pursuant to the Securities Act of 1933.The Company contemplated a Regulation D, Rule 504 offering but never actually began it.  The Company however did a Regulation D, Rule 505 offering for debt which was later converted to common stock of the Company.  Specifically the Company raised only $85,000 in the offering and none of the funds raised was from an affiliate.  The Company has also issued common stock for services totaling $245,750, and the shares issued pursuant to these services was issued under Section 4(2), and Section 4(2), Rule 701.  Under Section 4(2), Rule 701 shares were issued for services, specifically for accounting, bookkeeping, consulting, and legal services.  Under Section 4(2) the Company sold shares to individuals capable of bearing the risk of loss of their investments, so called sophisticated investors of which the Company raised approximately $258,872.    None of the shares issued possess any registration rights.  The Company entered into these various transactions in order to raise funds sufficient to maintain Company operations and for continuing research and development.

November 20, 2008
SEC Response Letter

Comment 14
For corporate and securities matters the company has active engagements with Joseph Pittera Law Offices, a California Law Firm, Cane Clark LLP, a Nevada Law firm based in Las Vegas, Glast, Phillips & Murray, P.C,, a Texas Law Firm based in Dallas and Houston, and The Otto Law Group PLLC based in Seattle Washington. Mr. Pittera is amply qualified to render an opinion concerning the valid issuance of stock pursuant to Nevada law, and has issued previous opinions on Form S-1 involving both Nevada and Delaware law that have been approved by the Commission.

Comment 15-17
The Company notes the Commission’s statement to make sure that future filings under Form 10-K comply with the comments raised by the Commission in their June 27, 2008, September 18, 2008, and the current comment letter.  The Company will address the same comments in its interim filings as well.

These are the changes that the Company has made to its S-1 filing with the Commission.  It is the Company’s hope that the changes made have addressed the Commission’s comments and that the Company’s S-1 be approved.  If you have any additional questions and comments please do not hesitate to contact the undersigned.

Sincerely,

By:	/s/ Joseph Pittera

Joseph Pittera